July 18, 2019

Simon Dawson
Chief Executive Officer
StemGen, Inc.
1 Performance Drive, Suite F
Angleton, TX 77515

       Re: StemGen, Inc.
           Draft Registration Statement on Form S-1
           Filed June 21, 2019
           File No. 377-02705

Dear Mr. Dawson:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. It appears that your common stock is quoted on the OTC Pink Sheet Market. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares of your common stock will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3)
       of Regulation S-K.
 Simon Dawson
FirstNameInc.
StemGen, LastNameSimon Dawson
Comapany NameStemGen, Inc.
July 18, 2019
July 18, 2019 Page 2
Page 2
FirstName LastName
2. We note that you will be a controlled company following the completion of this offering.
         Please identify the controlling shareholder and disclose the voting power that the controlling shareholder will have following the completion of this offering on the cover page.
Dilution, page 10

3. Please revise your dilution discussion to present net tangible book value per share (before and after the conversion) as of the latest balance sheet date, rather than from your pro form as adjusted book value. Refer to Item 506 of Regulation S-K. Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 13

4. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including the timelines and associated costs accompanying each proposed step in your business plan.
Liquidity, page 14

5. We note your disclosure that you will require additional funding in order to execute your business plan for the next twelve months. Please revise to also disclose how long you expect your business will be able to continue its current and planned operations if you are unable to secure additional capital.
Financial Statements, page F-1

6. We note you incorporate by reference the financial statements to be included in your Form
         S-1. Please revise to include these financial statements in the filing. Refer to Rule 411.
         Similarly, your Results of Operations discussion beginning on page 14 should include all of the financial statement periods presented in your filing. Expand the disclosures in your filing to sufficiently describe the acquisition that occurred on January 29, 2019.
Notes to Consolidated Financial Statements
Note 2 - Commitments, page F-7

7. Please ensure the annual contract costs with Mainline are correct. We note that the payments are $10,000 per month beginning September 2018, but that the payment due for the year ending June 30, 2020 is only $100,000.
Note 3 - Equity, page F-7

8. Please clarify to correctly state the actual number of designated series of preferred stock you have issued. We note you state the board of directors has designated two series of preferred stock, but describe the rights and holdings of three series of preferred stock.
 Simon Dawson
StemGen, Inc.
July 18, 2019
Page 3
General

9. We note you have marked the box on the registration statement cover page indicating your status as an Emerging Growth Company. Please tell us why you believe you qualify as an
         Emerging Growth Company. In your explanation, please address your status as a successor of Infotechnology, Inc., which traded on the NASDAQ Stock Market until
         January 25, 1991. Refer to FRM 10110.9.
10. We note both your Series E Preferred Stock and Series F Preferred Stock have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock and that your Series F Preferred Stock are superior to the voting rights of the Series E Preferred Stock. Please clarify to explain the exact amount of voting rights Series E Preferred Stock has based on the fact that Series F Preferred Stock will always have 66.67% of all voting rights.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456 with any other questions.



                                                               Sincerely,
FirstName LastNameSimon Dawson
                                                               Division of
Corporation Finance
Comapany NameStemGen, Inc.
                                                               Office of
Information Technologies
July 18, 2019 Page 3                                           and Services
FirstName LastName